

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2009

Mail Stop 4561

By U.S. Mail and Facsimile (303) 592-1510

Edward Giedgowd, Esq.
Chief Compliance Officer and General Counsel
Prosper Marketplace, Inc.
111 Sutter Street, 22nd Floor
San Francisco, California 94104

Re: **Prosper Marketplace, Inc.**
       Amendment No. 1 to Registration Statement on Form S-1
       Filed December 5, 2007
       File No. 333-147019

Dear Mr. Giedgowd:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell the staff your plans for meeting the prospectus delivery requirements under Section 5(b) of the Securities Act.

2.   Please tell us what information with regard to each borrower you believe is material to an investment decision and therefore you intend to include in the prospectus. Alternatively, please tell the staff why you believe such information is not material to investors.

3. Since each series of notes will have differing terms, particularly with respect to maturity and interest rate, please advise the staff how you intend to update the prospectus to address the material information with regard to each series when offered and when closed.

4. In a number of places throughout the prospectus you make reference to notes offered by financial institution members. Please revise your disclosure to clarify that these financial institution members are co-issuers or co-registrants of the notes that they are selling, and clarify how you plan to include their listings within the prospectus. Please also revise your disclosure to separately discuss the notes offered by the lender members, to discuss any additional collateralization or verification done with regard to those notes.

5. Since notes that are sold and supported by loans that are secured by real property or other collateral are made on an unsecured basis, please advise the staff, with a view towards revised disclosure, as to the impact upon collection procedures of having an unsecured note supported by a loan that does enjoy a security interest.

6. Please tell the staff how you plan to comply with the requirements of the Trust Indenture Act of 1939 and how you plan to supplement the prospectus for each new series.

7. Please advise the staff regarding any and all actions taken to set up your trading platform, including the resale of notes by Financial Institution members.

8. The first risk factor on page 16 states that the notes are speculative investments and are only suitable for lenders who can afford to lose their entire investment. Please tell us how you, or the operator of your secondary marketing platform plan to screen lenders for suitability.

9. Please advise the staff how you determined that Group Leaders were not offering participants or otherwise take liability for their actions on the platform.

10. Please advise the staff whether the lender members funds held in the FBO account with Wells Fargo is reachable by the creditors of Prosper in the event of your entry into bankruptcy or other collection proceedings.

Questions and Answers, page 8

11. Revise this section to disclose, under its own subheading, that in the event of Prosper entering bankruptcy or otherwise encountering financial distress, lenders may not receive payments on their notes, even if the borrowers are making payments on the underlying loans.

12.   Please revise the Answer to the Question "What is a bid?," to clarify how "winning bids" are selected if there are bids in excess of the requested amount of the loan. In particular, what happens if there are excess bids at the same interest rate?

13.   Please revise the Answer to the Question "Are the Notes secured by any collateral?" to disclose that when previously funded loans secured by collateral are offered by financial institutions, the new loan becomes unsecured.

What is a Group?; What are the benefits of group membership?, page 14

14.   Revise this section to clarify that since none of the group membership information is verified by Prosper, any claims of affiliation by other lenders or borrowers may be erroneous.

Risk Factors, page 16

15.   We note in your introductory paragraph the statement that this section describes some, but not all, of the risks of purchasing shares in your company. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

16.   Please include a risk factor discussing the fact that when a financial institution sells a previously funded loan through your platform, most of the information that the bank possesses regarding the borrower as well as the history of the loan will not be made available to the lender members. Specifically note, if true, that although such loans may have a history of late payments or other problems, that history may not be communicated to the lender members.

17.   Revise this section to provide, under separate headings, disclosure about the current status of loans made on your platform. In particular, please discuss the percentage of loans that have been 30-days late at any time while they were outstanding, the number and percentage that have entered into collection proceedings and the number that have entered into "default."

18.   Add a risk factor that clarifies that since the rate on the loans is set by the auction process, rather than tied directly to the creditworthiness of the borrower, the rate the lender receives on their loan may not adequately compensate them for the risks associated with a particular note.

19.   Add a risk factor that addresses your current cash position and your history of negative cash flow from operations.

Information supplied by borrowers may be inaccurate or intentionally false, page 17

20.   Please briefly explain the significance of Rule 10b-5 and Securities Act liability for purchasers of Notes.

Our platform is a new concept..., page 20

21.   The subheading is vaguely worded. Please revise the subheading to clarify the risk to lenders.

Federal law entitles borrower members who enter active military service..., page 22

22.   Please disclose what measures, if any, Prosper takes to verify active military status and whether you consider military service in assigning a risk rating to each borrower.

Borrower Financial Information is Generally Unverified, page 43

23.   In the third paragraph you state that in the majority of cases you do not verify the income or other information provided by borrowers. To the extent possible, please clarify under what circumstances you do verify such information.

Borrower Payment Dependent Notes based on Previously-funded Loans, page 50

24.   Revise this section to disclose whether the financial institution members will be required to make any representations to the lender members about the current payment status of the relevant loans marketed on the site. Also, please address whether the credit profile of the underlying borrowers will be updated when the loans are listed. Finally, please address what happens in the event that the rates agreed to by the lenders either exceeds or is less than the rate on the underlying loan.

Participation in the Funding of Borrower Loans by Prosper, page 51

25.   With respect to the purchase of notes by officers, directors, and major shareholders, please disclose what controls will exist, if any, against such insiders having access to more extensive information regarding the respective borrowers or previously funded loans than will be available to other lender members not related to the company.

Trading Platform, page 51

26.   Revise this section to discuss the standards, if any, that a loan must reach in order to be listed on the trading platform.

27. Please advise the staff regarding the current status of your efforts to establish the trading platform.

Historical Information About Our Borrowers and Outstanding Borrower Loans, page 53

28. Revise this section to clarify the extent to which your loans have been 1 and 2 months late at any time during their loan history.

Description of the Notes, page 55

29. Revise this section to disclose the maturity of the notes, and any limitation on the payment of moneys received by Prosper or its collection agents after maturity or any extension of the maturity date.

30. Revise this section to discuss any notification requirements by Prosper in the event that the underlying loans are not paid on time or otherwise fail to pay according to their terms.

31. Revise this section to identify all representations and warranties that lenders must give in order to participate on the platform.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 89

32. Please revise your critical accounting policy for Borrower Loan Repurchase Obligation to supplement, not duplicate, the description of accounting policy that is already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. The discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Discuss the following: (1) why management believes the accounting policy is critical; (2) the specific estimates and assumptions you used to develop the obligation; (3) how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future; and (4) include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company. Refer to Item V of Release Nos. 33-8350/34-48960.

Liquidity and Capital Resources, page 94

33. We note your statement that you expect to continue to incur net losses for a number of years, while on page 94 you state that you do not expect to reach profitability before 2010. Please revise to reconcile these statements.

Financial Statements as of December 31, 2007

Consolidated Statements of Operations, F-4

34. Please tell us how your Consolidated Statements of Income presentation complies with Rule 5-03 of Regulation S-X related to the following items:
   - You do not report operating and non-operating income separately;
   - You do not report operating and non-operating expenses separately; and
   - You do not report costs and expenses applicable to revenues separately.

Notes to the Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, F-10

35. In an effort to help us better understand your revenue recognition policy, please provide us with your analysis of the applicability of SFAS 91 and SFAS140 and how you arrived at the conclusion that such guidance was not applicable.

Note 8. Loan Repurchase Obligations, F-15

36. We note from the table in this footnote that you repurchased and charged off $166,871 loans during 2007. However, in the paragraph immediately following the table, you state, "during 2007, the Company repurchased loans related to verifiable identity theft of $290,175." Please reconcile these amounts in your next amendment.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Whitney A. Holmes, Esq.
             Brian D. Lewandowski, Esq.
             Morrison & Foerster LLP
             370 17th Street, Suite 5200
             Denver, Colorado 80202